Exhibit 99.2

8 th Floor, 100 University Avenue Toronto, Ontario M 5 J 2 Y 1 ww w . computershare . com TELESAT PARTNERSHIP LP Voting Instruction Form (“VIF”) - Annual General Meeting to be held on June 1, 2022 If you vote by the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01TRMB This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. 3. This VIF should be signed in the exact manner as the name(s) of the holder(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have speciﬁed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identiﬁed in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. F old F old VIFs submitted must be received by 2:00 p.m., Eastern Time, on May 30, 2022. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. Security Class Holder Account Number

Appointment of Proxyholder

I/We being holder(s) of securities of Telesat Partnership LP (the "Corporation") hereby appoint: Daniel Goldberg, or failing this person, Christopher DiFrancesco (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/telesat and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held online at https://meetnow.global/MDXQDQW on June 1, 2022 at 2:00 p.m., Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Mélanie Bernier	☐	☐
02. Michael Boychuk	☐	☐
03. Jason A. Caloras	☐	☐
04. Jane Craighead	☐	☐
05. Richard Fadden	☐	☐
06. Daniel S. Goldberg	☐	☐
07. Henry (Hank) Intven	☐	☐
08. Dr. Mark H. Rachesky	☐	☐
09. Guthrie Stewart	☐	☐
10. Michael B. Targoff	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte LLP Chartered Professional Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Residency Status

Declaration of Canadian Status

Pursuant to the Articles of Telesat Corporation and formation documents of Telesat Partnership LP, the Class A Common Shares of Telesat Corporation and the Class A Units of Telesat Partnership LP, as applicable, may only be beneficially owned or controlled, directly or indirectly, by Canadians (as defined in the *Investment Canada Act* and as set forth below).

The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this VIF and has read the definitions set out below so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares or units represented by this VIF are (check one box based on the definitions set out below):

☐ owned and controlled by a Canadian ☐ owned and controlled by a Non-Canadian

Definitions:

For purposes of this VIF, the following definitions and interpretations shall apply:

"**Canadian**" means, as defined in the *Investment Canada Act*,

(a) a Canadian citizen;

(b) a permanent resident within the meaning of subsection 2(1) of the *Immigration and Refugee Protection Act (Canada)* who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof; or

(d) an entity that is Canadian-controlled, as determined under subsection 26(1) or (2) of the *Investment Canada Act* and in respect of which there has been no determination made under any of subsections 26(2.1), (2.11) and (2.31) of the *Investment Canada Act* or declaration made under subsection 26(2.2) or (2.32) of the *Investment Canada Act*.

"**Canadian-controlled**" means, for purposes of the definition of Canadian and as set forth in Section 26(1) or (2) of the *Investment Canada Act*,

(1) subject to subsections 26(2.1) to (2.2), (2.31) and (2.32) of the *Investment Canada Act*,

(a) where one Canadian or two or more members of a voting group who are Canadians own a majority of the voting interests of an entity, it is a Canadian-controlled entity;

(b) where paragraph (a) does not apply and one non-Canadian or two or more members of a voting group who are non-Canadians own a majority of the voting interests of an entity, it is not a Canadian-controlled entity;

(c) where paragraphs (a) and (b) do not apply and a majority of the voting interests of an entity are owned by Canadians and it can be established that the entity is not controlled in fact through the ownership of its voting interests by one non-Canadian or by a voting group in which a member or members who are non-Canadians own one-half or more of those voting interests of the entity owned by the voting group, it is a Canadian-controlled entity; and

(d) where paragraphs (a) to (c) do not apply and less than a majority of the voting interests of an entity are owned by Canadians, it is presumed not to be a Canadian-controlled entity unless the contrary can be established by showing that

i. the entity is controlled in fact through the ownership of its voting interests by one Canadian or by a voting group in which a member or members who are Canadians own a majority of those voting interests of the entity owned by the voting group, or

ii. in the case of an entity that is a corporation or limited partnership, the entity is not controlled in fact through the ownership of its voting interests and two-thirds of the members of its board of directors or, in the case of a limited partnership, two-thirds of its general partners, are Canadians.

(2) Subject to subsections 26(2.1) to (2.2), (2.31) and (2.32) of the *Investment Canada Act*, if it can be established that a trust is not controlled in fact through the ownership of its voting interests, subsection (1) does not apply, and the trust is a Canadian-controlled entity if two-thirds of its trustees are Canadians.

(3) Where two persons own equally all of the voting shares of a corporation and at least one of them is non-Canadian, the corporation is not a Canadian controlled entity.

"**control**" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise.

"**entity**" means a corporation, partnership, trust or joint venture.

"**Non-Canadian**" means a person who is not a Canadian for purposes of the *Investment Canada Act*.

"**permanent resident**" shall have the meaning ascribed to it in subsection 2(1) of the *Immigration and Refugee Protection Act (Canada)*, namely a person who has acquired permanent resident status and has not subsequently lost that status.

IF YOU DO NOT COMPLETE THE RESIDENCY DECLARATION OR IF IT IS DETERMINED BY TELESAT CORPORATION, TELESAT PARTNERSHIP LP OR THEIR TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT YOU ARE CANADIAN, YOU WILL BE DEEMED TO BE A PERSON THAT IS A NON-CANADIAN HOLDER

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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